Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated August 16, 2012

Registration Statement 333-181874

August 16, 2012

$210,000,000

Unisys Corporation

6.25% Senior Notes due 2017

August 16, 2012

Pricing Supplement dated August 16, 2012 to the Preliminary Prospectus Supplement dated August 16, 2012 of Unisys Corporation. This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Unisys Corporation

Title of Securities:	6.25% Senior Notes due 2017

Distribution:	SEC Registered

Ratings:	B1 / BB-

Offering Size:	$210,000,000

Gross Proceeds:	$210,000,000

Underwriting Discount:	2.286%

Net Proceeds (Before Expenses):	$205,199,400

Trade Date:	August 16, 2012

Expected Settlement Date:	August 21, 2012 (T+3)

Maturity Date:	August 15, 2017

Coupon:	6.250%

Price to Public:	100.000%

Yield to Maturity:	6.250%

Spread to Benchmark Treasury:	+ 543 basis points

Benchmark Treasury:	0.500% UST due 7/31/2017

Interest Payment Dates:	August 15 and February 15

First Interest Payment Date:	February 15, 2013. Interest will accrue on the Notes from August 21, 2012

Record Dates:	August 1 and February 1

Call Schedule:	Non-Callable for Life

Make-Whole Call:	T + 50 basis points

Change of Control:	If rated investment grade, investor put at 101% unless the notes are rated investment grade pro forma for Change of Control transaction. If not rated investment grade, customary investor put at 101%

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Managers:	HSBC Securities (USA) Inc.

RBS Securities Inc.

CUSIP/ISIN Numbers:	CUSIP: 909214 BP2

ISIN: US909214BP20

Use of Proceeds:	The net proceeds of this offering will be used to redeem all of our outstanding 12 3/4% senior secured notes due 2014, including payment of accrued interest and premium

Other Changes to the Preliminary Prospectus Supplement:

Pro Forma Ratio of Earnings

to Fixed Charges:	As adjusted to give effect to the issuance of the notes in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” in the prospectus supplement, and assuming the offering had been completed on (i) January 1, 2012, our ratio of earnings to fixed charges would have been 4.56x for the six months ended June 30, 2012 and (ii) January 1, 2011, our ratio of earnings to fixed charges would have been 3.21x for the year ended December 31, 2011

The issuer has filed a registration statement (including a base prospectus dated June 4, 2012) and a preliminary prospectus supplement dated August 16, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it by calling Citigroup Global Markets, Inc. at 1-877-858-5407.